UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36907

Hailiang Education Group Inc.
(Exact name of registrant as specified in its charter)

1508 Binsheng Road, Binjiang District, Hangzhou City, Zhejiang 310051People’s Republic of China Telephone: (+86-571) 58121974
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value US$0.0001 per share American Depositary Shares, each representing 16 ordinary shares
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, Hailiang Education Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Hailiang Education Group Inc.
Date: September 26, 2022
	By:	/s/ Junwei Chen
	Name:	Junwei Chen
	Title:	Chief Executive Officer